Filed Pursuant to Rule 424(b)(3) and (c)
Registration Number 333-102800

PROSPECTUS SUPPLEMENT
(to prospectus dated September 30, 2003)

Durban Roodepoort Deep, Limited
$66,000,000
6% Senior Convertible Notes due 2006

Ordinary Shares and American Depositary Shares
which will be issued upon conversion of the Notes

        This prospectus supplement supplements the prospectus dated September 30, 2003 (the "prospectus") of Durban Roodepoort Deep, Limited relating to the sale by certain of our securityholders of up to $66,000,000 principal amount of our 6% Senior Convertible Notes due 2006. You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement supercedes the information contained in the prospectus.

Selling Securityholders

        The notes were originally issued by us and sold by CIBC World Markets Corp. and certain affiliates of CIBC World Markets Corp., or the Initial Purchaser, in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act, to persons reasonably believed by the Initial Purchaser to be "qualified institutional buyers" as defined by Rule 144A under the Securities Act or pursuant to Regulation S under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to the prospectus, as supplemented from time to time, any or all of the notes listed below and our ordinary shares or ADSs which may be issued upon conversion of such notes. When we refer to the "selling securityholders", we mean those persons listed in the table below, as well as the permitted pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders' interests.

        The table below sets forth the name of each selling securityholder, the principal amount of notes that each selling securityholder may offer pursuant to the prospectus, as supplemented from time to time, and the number of our ordinary shares or ADSs into which such notes are convertible. Unless set forth below, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

        We have prepared the table below based on information given to us by the selling securityholders on or prior to December 10, 2002, as such information has been amended thereafter from time to time. However, any or all of the notes or our ordinary shares or ADSs listed below may be offered for sale pursuant to the prospectus, as supplemented from time to time, by the selling securityholders from time to time. Accordingly, we can give no estimate as to the amounts of notes or number of ordinary shares or ADSs that will be held by the selling securityholders listed in the table below as they may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date as of which the information in the table is presented.

        Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements. From time to time, additional information concerning ownership of the notes and our ordinary shares or ADSs may rest with certain holders thereof not named in the table below and of whom we are unaware.

Name and Address	Aggregate Principal Amount of Notes that May Be Sold	Percentage of Notes Outstanding	Number of Our Ordinary Shares/ADSs That May Be Sold(1)	Percentage of Our Ordinary Shares Outstanding(2)
Amaranth L.L.C. One American Lane Greenwich, CT 06831	$30,813,000	46.67%	8,216,801	4.46%
DBAG London 31 West 52nd Street New York, NY 10019	$19,750,000	29.92%	5,266,667	2.85%
Sunrise Partners Limited Partnership Two American Lane Greenwich CT 06836-2571	$ 5,137,000	7.78%	1,369,867	*
Van Eck Funds International Investors Gold Fund(3) 99 Park Ave 8 Floor New York, NY 10016	$ 3,000,000	4.55%	800,000	*
The Coastal Corporation Ltd.(4) 12 Church Street Suite 280 Hamilton HM11 Bermuda	$ 2,000,000	3.03%	533,333	*
Silvercreek Limited Partnership c/o Silvercreek Management Inc. 1670 Bayview Ave., Suite 308 Toronto, Ontario Canada M4G32C	$ 1,322,000	2.00%	352,533	*
SV Tiger Precious Master Fund, Ltd c/o Sun Valley Gold LLC 620 Sun Valley Road, P.O. Box 2211 Ketchum, Id 83340	$ 1,250,000	1.89%	333,333	*
Sun Valley Gold Master Fund, Ltd. c/o Sun Valley Gold LLC 620 Sun Valley Road, P.O. Box 2211 Ketchum, Id 83340	$ 1,250,000	1.89%	333,333	*
City Merchants High Yield Trust c/o Invesco 30 Finsbury Square London EC2A 1AG United Kingdom	$ 500,000	*	133,333	*
Silvercreek II Limited c/o Silvercreek Management Inc. 670 Bayview Ave., Suite 308 Toronto, Ontario Canada M4G32C	$ 498,000	*	132,800	*
OIP Limited c/o Silvercreek Management Inc. 1670 Bayview Ave., Suite 308 Toronto, Ontario Canada M4G32C	$ 180,000	*	48,000	*

*
Indicates less than 1%

(1)
Assumes conversion of all of the holder's notes into ordinary shares or ADSs at an exchange rate of 266.6667 per $1,000 principal amount of notes.

(2)
Calculated based on Rule 13d-3(d)(1) of the Exchange Act, using 184,222,073 ordinary shares (including ordinary shares underlying the ADSs) outstanding as of June 30, 2003.

(3)
In addition to the notes, Van Eck Funds International Investors Gold Fund owns 725,000 of our ADSs.

(4)
In addition to the notes, The Coastal Corporation Ltd. owns 442,500 of our ADSs.

        Information about other selling securityholders will be set forth in prospectus supplements, if required.

        The information set forth above assumes that any other holders of notes, or any future pledgees, donees, assignees, transferees or successors of or from any such other holders of notes, do not beneficially own any of our ordinary shares or ADSs other than the ordinary shares or ADSs which may be issued upon conversion of the notes.